240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.

Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
(Name of Issuer)
CUBESMART
(Title of Class of Securities)
Common Shares, $0.01 par value per share

(CUSIP Number)

229663109

(Date of Event Which Requires Filing of this Statement)
December 31,2023

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 229663109
(1) Names of reporting persons    Principal Real Estate Investors,
LLC

(2) Check the appropriate box if a member of a group
(a)
		(see instructions)
(b)
(3) SEC use only

(4) Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power                  0

(6) Shared voting power              7,568 (see Item 4)

(7) Sole dispositive power           0

(8) Shared dispositive power       7,568 (see Item 4)

(9) Aggregate amount beneficially owned by each reporting person
7,568 (see Item 4)

(10) Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)

(11) Percent of class represented by amount in Row (9) 0 (see Item
4)

(12) Type of reporting person (see instructions)     IA


Item 1(a) Name of issuer:
CUBESMART
Item 1(b) Address of issuer's principal executive offices:
5 Old Lancaster Road, Malvern, PA, 19355
2(a) Name of person filing:
This statement is filed by: (i) Principal Real Estate Investors, LLC.

2(b) Address or principal business office or, if none, residence:

Principal Real Estate Investors, LLC
801 Grand Avenue
Des Moines, IA 50392.
2(c) Citizenship:
Principal Real Estate Investors, LLC - State of Delaware
2(d) Title of class of securities:
Common Shares, $0.01 par value per share
2(e) CUSIP Number:
229663109

Item 3.

(e) [X] An investment adviser in accordance with
	section 240.13d1(b)(1)(ii)(E)

Item 4. Ownership

As of the close of business on December 31,2023:

1. Principal Real Estate Investors, LLC
(a) Amount beneficially owned: 7,568
(b) Percent of class: 0
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 7,568
(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,568

Item 5: Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Instruction. Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below, I certify that, to the best of his/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 9, 2024
Principal Real Estate Investors, LLC
By:

/s/ Jill Hittner
Name: Jill Hittner
Title: Chief Financial Officer